UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: March 10, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

Closed Joint Stock Company “Extel”

Closed Joint Stock Company “Sotovaya Company”

Closed Joint Stock Company “StavTeleSot”

Closed Joint Stock Company “Vostok-Zapad Telecom”

Open Joint Stock Company “Orensot”

Open Joint Stock Company “Beeline-Samara”

Open Joint Stock Company “Dal Telecom International”

NOTICE OF THE JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 24, 2006

10:00 a.m. (Moscow time)

10, Ulitsa 8 Marta, Building 14

Moscow 127083, Russia

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

To the shareholders of

Open Joint Stock Company “Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”,

CLOSED JOINT STOCK COMPANY “EXTEL”,

CLOSED JOINT STOCK COMPANY “SOTOVAYA COMPANY”,

CLOSED JOINT STOCK COMPANY “STAVTELESOT”,

CLOSED JOINT STOCK COMPANY “VOSTOK-ZAPAD TELECOM”,

OPEN JOINT STOCK COMPANY “ORENSOT”,

OPEN JOINT STOCK COMPANY “BEELINE-SAMARA” AND

OPEN JOINT STOCK COMPANY “DAL TELECOM INTERNATIONAL”

March 9, 2006

Dear Shareholder:

Pursuant to Protocol No.1 of the Board of Directors (the “Board”) of Open Joint Stock Company “Vimpel-Communications”, registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia (“VimpelCom” or the “Company”), dated February 3, 2006, and resolutions of authorized management bodies of: CJSC “Extel”, CJSC “Sotovaya Company”, CJSC “StavTeleSot”, CJSC “Vostok-Zapad Telecom”, OJSC “Orensot”, OJSC “Beeline-Samara”, and OJSC “Dal Telecom International” (collectively, the “Merging Companies” registered addresses of which are listed in the Attachment 1 to this Notice) of the same date, the joint decision was made to hold the Joint Extraordinary General Meeting of Shareholders of VimpelCom and the Merging Companies (the “JGSM” or the “Meeting”) on April 24, 2006, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. The JGSM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m., at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company’s registrar’s business and registrar’s business of the Merging Companies (Moscow time) on March 9, 2006 (the “Shareholders”) shall be eligible to participate in the JGSM on the following issue on the agenda:

1.        Approval of the Amendments to the Charter of VimpelCom.

Shareholders of VimpelCom are entitled to vote at the JGSM on the issue on the Agenda on the basis of the one share – one vote principle. For the avoidance of doubt, each common share of VimpelCom shall have one vote at the JGSM and each convertible type A preferred share of VimpelCom shall have one vote at the JGSM.

VimpelCom, as the sole shareholder of the Merging Companies, is not entitled to vote at the JGSM (as set forth in clause 4.3. of the Merger Agreements between the Company and each of the Merging Companies dated October 31, 2005).

Enclosed is a voting ballot to be used in connection with the item below. Please see page 3 of this Notice for voting information.

Set forth below is a description of the issue on which shareholder approval is sought. The Board recommends that the Shareholders vote in favor of the item on the agenda.

* * * * * * * * * *

Item 1. Approval of the Amendments to the Charter of VimpelCom.

Text of the Proposed Decision:

1.	To amend the Charter of VimpelCom with a new Article 1.4.

2.	To renumber Articles 1.4 – 1.7 to Articles 1.5 – 1.8 respectively.

3.	To amend Article 1.4 of the Charter with the following wordings:

3.1 “As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Extel” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Extel” in accordance with the applicable laws of the Russian Federation.

3.2 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Sotovaya Company” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sotovaya Company” in accordance with the applicable laws of the Russian Federation.

3.3 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “StavTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “StavTeleSot” in accordance with the applicable laws of the Russian Federation.

3.4 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Vostok-Zapad Telecom” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Vostok-Zapad Telecom” in accordance with the applicable laws of the Russian Federation.”

3.5 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Orensot” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Orensot” in accordance with the applicable laws of the Russian Federation.

3.6 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Beeline-Samara” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Beeline-Samara” in accordance with the applicable laws of the Russian Federation.

3.7 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Dal Telecom International” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Dal Telecom International” in accordance with the applicable laws of the Russian Federation.”

4.	To register the respective amendments to the Charter of VimpelCom with regard to VimpelCom succeeding to all rights and obligations of each of the Merging Companies following the state registration of the merger of each respective Merging Company into VimpelCom and after collection of all documents necessary for such registration in accordance with Russian legislation.

Explanatory Information:

•	Article 1.4: This proposed amendments reflect the status of VimpelCom as the legal successor to the rights and obligations of the Merging Companies as a result of the reorganization of VimpelCom and the Merging Companies by way of statutory merger (prisoedinenie).

Shareholder Approval Required: Pursuant to the Merger Agreements between the Company and each of the Merging Companies dated October 31, 2005, and Russian law, this item requires the approval of at least three fourth of the votes participating in the Meeting.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of the item on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to the item, please familiarize yourself carefully with the voting instruction set forth in the ballot and place any sign, such as a cross, checkmark, (or numbers of votes submitted for the relevant voting option as the case may be in accordance with voting instruction set forth in the ballot) in the corresponding box of the enclosed ballot. In order for the item to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot is equivalent to a vote against such item.

2.	Your ballot must be signed by you as a shareholder of VimpelCom.

3.	Either (a) bring your ballot to the JGSM on April 24, 2006 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), so that the ballot is received by us no later than April 21, 2006. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JGSM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

4.	Holders of ADSs should return their ballots to The Bank of New York in accordance with their instructions so that ballots are received by The Bank of New York no later than 12 p.m. (New York time) on April 21, 2006.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Charter of VimpelCom and Russian law.

This Notice is being sent by order of the Board.

/s/ Alexander Izosimov	/s/ David J. Haines
Alexander Izosimov CEO and General Director	David J. Haines Chairman of the Board

ATTACHMENT 1

REGISTERED ADDRESSES OF THE MERGING COMPANIES

CLOSED JOINT STOCK COMPANY “EXTEL”: Russia, 236006, Kaliningrad, ulitsa Generala Boutkova, 4/1-11

CLOSED JOINT STOCK COMPANY “SOTOVAYA COMPANY”: Russia, 630009, Novosibirsk, ulitsa Dobrolubova, 12

CLOSED JOINT STOCK COMPANY “STAVTELESOT”: Russia, 355000, Stavropol, prospekt Octiabrskoi Revolutsii, 10/12

CLOSED JOINT STOCK COMPANY “VOSTOK-ZAPAD TELECOM”: Russia, 127083, Moscow, ulitsa 8 Marta, 10, building 2

OPEN JOINT STOCK COMPANY “ORENSOT”: Russia, 460021, Orenburg, proezd Znamensky, 9A

OPEN JOINT STOCK COMPANY “BEELINE-SAMARA”: Russia, 443090, Samara, Moskovskoe Shosse, 77

OPEN JOINT STOCK COMPANY “DAL TELECOM INTERNATIONAL”: Russia, 680000, Khabarovsk, ulitsa Volochaevskaya, 133

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Russia, 127083, Moscow, ulitsa 8 Marta, 10, building 14

CLOSED JOINT STOCK COMPANY “EXTEL”

Russia, 236006, Kaliningrad, ulitsa Generala Boutkova, 4/1-11

CLOSED JOINT STOCK COMPANY “SOTOVAYA COMPANY”

Russia, 630009, Novosibirsk, ulitsa Dobrolubova, 12

CLOSED JOINT STOCK COMPANY “STAVTELESOT”

Russia, 355000, Stavropol, prospekt Octiabrskoi Revolutsii, 10/12

CLOSED JOINT STOCK COMPANY “VOSTOK-ZAPAD TELECOM”

Russia, 127083, Moscow, ulitsa 8 Marta, 10, building 2

OPEN JOINT STOCK COMPANY “ORENSOT”

Russia, 460021, Orenburg, proezd Znamensky, 9A

OPEN JOINT STOCK COMPANY “BEELINE-SAMARA”

Russia, 443090, Samara, Moskovskoe Shosse, 77

OPEN JOINT STOCK COMPANY “DAL TELECOM INTERNATIONAL”

Russia, 680000, Khabarovsk, ulitsa Volochaevskaya, 133

VOTING BALLOT

JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”,

CLOSED JOINT STOCK COMPANY “EXTEL”,

CLOSED JOINT STOCK COMPANY “SOTOVAYA COMPANY”,

CLOSED JOINT STOCK COMPANY “STAVTELESOT”,

CLOSED JOINT STOCK COMPANY “VOSTOK-ZAPAD TELECOM”,

OPEN JOINT STOCK COMPANY “ORENSOT”,

OPEN JOINT STOCK COMPANY “BEELINE-SAMARA” AND

OPEN JOINT STOCK COMPANY “DAL TELECOM INTERNATIONAL”

Registered Name of Shareholder:                                                                                                                                                .

Name of Issuer:                                                                                                                                                                             .

Number of shares owned by Shareholder:                                                                                                                                    .

The Joint Extraordinary General Meeting of Shareholders (the “JGSM” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), CJSC “Extel”, CJSC “Sotovaya Company”, CJSC “StavTeleSot”, CJSC “Vostok-Zapad Telecom”, OJSC “Orensot”, OJSC “Beeline-Samara”, and OJSC “Dal Telecom International” will be held on Monday, April 24, 2006, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The JGSM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the JGSM on April 24, 2006, or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), so that the ballot is received by us no later than April 21, 2006. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JGSM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons that acquired the shares after the record date for the JGSM, or pursuant to the instructions of holders of American depositary shares (ADSs) of VimpelCom;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the JGSM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the JGSM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the JGSM;

- if not all the shares have been transferred after the record date for the JGSM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the JGSM. If in respect of the shares transferred after the record date for the JGSM, the acquirers of such shares provided their voting instructions, which match the selected voting option, then such votes shall be summed up.

Please refer to the Notice of the Joint Extraordinary General Meeting of Shareholders (the “Notice”) and the enclosed materials for a more detailed explanation of the item you have been requested below to vote on.

Item 1. Approval of the Amendments to the Charter of VimpelCom.

Text of the Proposed Decision:

1.	To amend the Charter of VimpelCom with a new Article 1.4.

2.	To renumber Articles 1.4 – 1.7 to Articles 1.5 – 1.8 respectively.

3.	To amend Article 1.4 of the Charter with the following wordings:

3.1 “As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Extel” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Extel” in accordance with the applicable laws of the Russian Federation.

3.2 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Sotovaya Company” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sotovaya Company” in accordance with the applicable laws of the Russian Federation.

3.3 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “StavTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “StavTeleSot” in accordance with the applicable laws of the Russian Federation.

3.4 As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Vostok-Zapad Telecom” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Vostok-Zapad Telecom” in accordance with the applicable laws of the Russian Federation.”

3.5 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Orensot” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Orensot” in accordance with the applicable laws of the Russian Federation.

3.6 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Beeline-Samara” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Beeline-Samara” in accordance with the applicable laws of the Russian Federation.

3.7 As a result of reorganization in the form of statutory merger of Open Joint Stock Company “Dal Telecom International” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Dal Telecom International” in accordance with the applicable laws of the Russian Federation.”

4.	To register the respective amendments to the Charter of VimpelCom with regard to VimpelCom succeeding to all rights and obligations of each of the Merging Companies following the state registration of the merger of each respective Merging Company into VimpelCom and after collection of all documents necessary for such registration in accordance with Russian legislation.

Vote:	For	Against	Abstained

Signature of the Shareholder:

Date:

This original ballot must be signed and dated by the Shareholder.